N-18F1
                            Notification of Election

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 Notification of Election Pursuant to Rule 18f-1
                    under the Investment Company Act of 1940

                           Fremont Mutual Funds, Inc.

                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company, on behalf of the Fremont U.S. Small Cap Fund, the Fremont Real Estate Securities Fund and the Fremont Select Fund hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits a withdrawal of this Notification of Election.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on it behalf in the City San Francisco in the State of California on the 30th day of March, 1998.

                                   Signature:

                                   Fremont Mutual Funds, Inc.
                                   By: /s/ Michael H. Kosich
                                      -------------------------
                                       Michael H. Kosich
                                       President

Attest: /s/ Tina Thomas
       -----------------
           Tina Thomas
           Secretary